ARROWHEAD RESEARCH CORPORATION

201 South Lake Avenue, Suite 703

Pasadena, CA 91101

January 28, 2008

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Arrowhead Research Corporation (“Arrowhead”) — Acceleration Request for
Registration Statement on Form S-3 (No. 333-148218)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant has requested that the effective date of the above-referenced Registration Statement be accelerated to January 30, 2008 at 10:00 AM EST, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Sincerely, ARROWHEAD RESEARCH CORPORATION

By:	/s/ Christopher R. Anzalone
Christopher R. Anzalone Chief Executive Officer and President

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